Exhibit 4.2

FIDELITY CORE REAL ESTATE FUND

Share Repurchase Plan

Effective as of August 20, 2026

Definitions

Business Day – shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York are authorized or required by law, regulation or executive order to close.

Code – shall mean the Internal Revenue Code of 1986, as amended.

Company – shall mean Fidelity Core Real Estate Fund, a Maryland statutory trust.

Incentive Fee – shall mean the incentive fee payable to the Investment Manager pursuant to the Investment Management Agreement between the Company, the Operating Partnership and the Investment Manager.

Investment Manager – shall mean Fidelity Diversifying Solutions LLC, a Delaware limited liability company.

Management Fee – shall mean the management fee payable to the Investment Manager pursuant to the Investment Management Agreement between the Company, the Operating Partnership and the Investment Manager.

Memorandum – shall mean the Company’s confidential private placement memorandum with respect to the offer and sale of the Shares, as may be supplemented or amended from time to time.

NAV – shall mean the net asset value of the Company attributable to its Shareholders or the net asset value of a class of its Shares, as the context requires, determined in accordance with the Company’s net asset value calculation guidelines as set forth in the Memorandum.

Operating Partnership – shall mean Fidelity Core Real Estate Operating Partnership LP, a Delaware limited partnership.

OP Units – shall mean units of limited partner interest in the Operating Partnership.

Plan – shall mean this share repurchase plan of the Company.

Shares – shall mean shares of beneficial interest of the Company.

Shareholders – shall mean the holders of Shares of all classes.

Transaction Price – shall mean the repurchase price per Share for each class of Shares, which shall generally be equal to the most recently determined NAV per Share for each class as of the applicable Repurchase Date.

Trustee – shall mean Fidelity CRET Trustee LLC, a Delaware limited liability company.

Share Repurchase Plan

Shareholders may request that the Company repurchase Shares through their financial intermediary or directly through Fidelity’s online portal or the Company’s transfer agent. The procedures relating to the repurchase of Shares are as follows:

• Financial intermediaries will require that their clients process repurchases through such financial intermediary, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under this Plan, impact the timing of a Shareholder receiving repurchase proceeds and require different paperwork or process than described in this Plan. Please contact your financial intermediary or financial advisor for additional instructions.

• Under this Plan, to the extent the Company chooses to repurchase Shares in any particular quarter, the Company will only repurchase Shares as of the opening of the last calendar day of that quarter (a “Repurchase Date”). To have Shares repurchased, a Shareholder’s repurchase request and required documentation must be received by the Company’s transfer agent in good order by 4:00 p.m. (Eastern time) on the second to last Business Day of the applicable quarter. Settlements of Share repurchases will generally be made within five Business Days of the Repurchase Date. Repurchase requests received and processed by the Company’s transfer agent will be effected on each Repurchase Date at a repurchase price equal to the Transaction Price applicable to such Repurchase Date, subject to any Early Repurchase Deduction (as defined below). A Shareholder will not be entitled to receive any distributions declared with respect to any Shares that are repurchased prior to the applicable time of the record date for such distributions.

• A Shareholder may withdraw such Shareholder’s repurchase request by utilizing Fidelity’s online portal or notifying the Company’s transfer agent, directly or through the Shareholder’s financial intermediary. Repurchase requests must be cancelled before 4:00 p.m. (Eastern time) on the last Business Day of the applicable quarter.

• If a repurchase request is received by the Company’s transfer agent after 4:00 p.m. (Eastern time) on the second to last Business Day of the applicable quarter, the repurchase request will be executed, if at all, on the next quarter’s Repurchase Date at the Transaction Price applicable to that quarter (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by the Company’s transfer agent on a Business Day, but after the close of business on that day or on a day that is not a Business Day, will be deemed received on the next Business Day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding.

• Shareholders may make repurchase requests by contacting the Shareholder’s financial intermediary. Repurchase requests will be subject to the terms of this Plan. A Shareholder’s financial intermediary may require the Shareholder to execute a repurchase authorization form and provide certain other documentation or information.

• Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases.

• Shareholders that hold Shares directly through their Fidelity brokerage account will generally have the repurchase proceeds credited to their brokerage account.

• Shareholders may also receive repurchase proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the Shareholder has made the necessary funds transfer arrangements. Call your Fidelity advisor or the financial intermediary for detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

• If a Shareholder has made multiple purchases of Shares, any repurchase request will be processed (i) for Shareholders who hold their Shares directly through their Fidelity brokerage account, on the basis specified on the Shareholder’s Fidelity brokerage account, and (ii) for Shareholders who hold their Shares via a different financial intermediary, on a first in/first out basis unless otherwise requested in the repurchase request. Notwithstanding the foregoing, any repurchase by any Shareholder that is subject to the Early Repurchase Deduction will be processed on a first in/first out basis.

Minimum Account Repurchases

In the event that any Shareholder holds less than a single Share, the Company may repurchase the remaining percentage of such partial Share held by that Shareholder at the repurchase price in effect on the date the Company determines that such Shareholder has failed to meet the single Share ownership requirement, less any Early Repurchase Deduction if applicable. In the event that a Shareholder submits a partial repurchase request that would result in such Shareholder holding less than one full Share, the Company may in its discretion request that such Shareholder request a complete redemption of all of its Shares or modify the repurchase request such that the Shareholder holds at least a single full Share.

Sources of Funds for Repurchases

The Company may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of Shares or OP Units), and there is no limit on the amount the Company may pay from such sources.

Repurchase Limitations

The Company may repurchase fewer Shares than have been requested in any particular quarter to be repurchased under this Plan, or none at all, in its discretion at any time. In addition, the aggregate NAV of total repurchases of Shares of all classes under this Plan will be limited to no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to Shareholders as of the end of the immediately preceding three months) (the “Quarterly Limit”). For example, such Quarterly Limit for a June 30th Repurchase Date will be based upon the average of the Company’s March 31st, April 30th and May 31st NAVs.

In the event that the Company determines to repurchase some but not all of the Shares submitted for repurchase during any quarter under this Plan, Shares submitted for repurchase during such quarter will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted by the Shareholder, or upon the recommencement of this Plan, as applicable.

If the Transaction Price applicable to a quarter is not made available by the tenth Business Day prior to the last Business Day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and Shareholders who wish to have their Shares repurchased the following quarter must resubmit their repurchase requests. The Transaction Price applicable to each quarter will be made available on the Company’s website at https://i.fidelity.com/corereit.

Should repurchase requests, in the Trustee’s judgment, place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or impose an adverse impact on the Company as a whole, or should the Trustee otherwise determine that investing the Company’s liquid assets in real properties or other investments rather than repurchasing Shares is in the best interests of the Company as a whole, the Trustee may determine to repurchase fewer Shares in any particular quarter than have been requested to be repurchased (including relative to the Quarterly Limit), or none at all. Further, the Trustee may, in certain circumstances, make exceptions to such repurchase limitations (or repurchase fewer Shares than such repurchase limitations), or modify or suspend this Plan if, in its reasonable judgment, it deems such action to be in the best interest of the Company and its Shareholders. Shareholders will be promptly notified of any material modifications to and suspensions of this Plan. In addition, the Company may disclose such material amendments to or suspensions of this Plan in a supplement to the Memorandum or in a special or periodic report filed by the Company with the Securities and Exchange Commission (once the Company is subject to public reporting obligations under the Securities Exchange Act of 1934, as amended). In addition, the Company may determine to suspend this Plan due to regulatory changes, changes in law or if the Company becomes aware of undisclosed material information that it believes should be disclosed before Shares are repurchased. Upon the determination by the Trustee to (i) suspend this Plan or (ii) materially modify this Plan in a manner that reduces liquidity available to the Shareholders, the Trustee will consider, at least quarterly, whether continuing to restrict repurchases or resuming repurchases at the original repurchase limits set forth in this Plan would be in the best interests of the Company and its Shareholders. The Trustee must affirmatively authorize the recommencement of this Plan if it is suspended before Shareholder requests will be considered again. The Trustee cannot terminate this Plan absent a liquidity event which results in Shareholders receiving cash or securities listed on a national securities exchange or where otherwise required by law.

Shares held by the Investment Manager acquired as payment of the Management Fee or the Incentive Fee will not be subject to this Plan, including with respect to any repurchase limits or the Early Repurchase Deduction.

Shareholders who are exchanging a class of Shares for an equivalent aggregate NAV of another class of Shares will not be subject to, and will not be treated as repurchases for the calculation of, the Quarterly Limit on repurchases and will not be subject to the Early Repurchase Deduction.

Early Repurchase Deduction

There is no minimum holding period for Shares and Shareholders can request that the Company repurchase their Shares at any time. However, subject to limited exceptions, Shares that have not been outstanding for at least one year will be repurchased at 98% of the applicable Transaction Price (an “Early Repurchase Deduction”) on the applicable Repurchase Date. The Early Repurchase Deduction will generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to Shares acquired through the Company’s distribution reinvestment plan.

The one-year holding period is measured as of the first calendar day immediately following the prospective Repurchase Date (for example, Shares repurchased as of a June 30th Repurchase Date will not be subject to the Early Repurchase Deduction if, as of July 1st (the calendar day immediately following the Repurchase Date), such Shares have been issued and outstanding for at least 365 days).

Shares repurchased will be treated as having been repurchased on a “first-in–first-out” basis for purposes of determining whether and to what extent the Early Repurchase Deduction is applicable. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder for purposes of determining whether and to what extent the Early Repurchase Deduction is applicable, except that in all cases Shares issued pursuant to the Company’s distribution reinvestment plan will be treated as having been repurchased first.

The Company may waive the Early Repurchase Deduction due to a trade or operational error.

Items of Note

When Shareholders make a request to have Shares repurchased, Shareholders should note the following:

• Under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld.

• IRS regulations require the Company to determine and disclose on Form 1099-B the adjusted cost basis for Shares sold or repurchased. For Shareholders who hold their Shares directly through their Fidelity brokerage account, the Company will utilize the basis specified on the Shareholder’s Fidelity brokerage account. For Shareholders who hold their Shares via a different financial intermediary, the Company will utilize the first in/first out basis unless otherwise requested in the repurchase request. Notwithstanding the foregoing, for any repurchase by any Shareholder that is subject to the Early Repurchase Deduction, the Company will utilize the first in/first out basis.

• All Shares requested to be repurchased must be beneficially owned by the Shareholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the Shareholder of record of the Shares or his or her estate, heir or beneficiary, and such Shares must be fully transferable and not subject to any liens or encumbrances. In certain cases, the Company may ask the requesting party to provide evidence satisfactory to the Company that the Shares requested for repurchase are not subject to any liens or encumbrances. If the Company determines that a lien exists against the Shares, the Company will not be obligated to repurchase any Shares subject to the lien.